UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934

China XD Plastics Company Limited
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

63945X103
(CUSIP Number)

Scott Moss, Esq.
Morgan Stanley
Yebisu Garden Place Tower 4-20-3 Ebisu, Shibuya-ku
Tokyo, 150-6008
Japan
81-3-6422-6514

with a copy to:

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63945X103	SC 13D	Page 2

1	NAME OF REPORTING PERSONS MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,060,877
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,060,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,060,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 63945X103	SC 13D	Page 3

1	NAME OF REPORTING PERSONS MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 63945X103	SC 13D	Page 4

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 63945X103	SC 13D	Page 5

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 63945X103	SC 13D	Page 6

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 63945X103	SC 13D	Page 7

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 63945X103	SC 13D	Page 8

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 63945X103	SC 13D	Page 9

1	NAME OF REPORTING PERSONS MSPEA MODIFIED PLASTICS HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 63945X103	SC 13D	Page 10

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B
C

SIGNATURES
EXHIBIT INDEX
EX−99.1

CUSIP No. 63945X103	SC 13D	Page 11

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”)  relates to the common stock, par value $0.0001 per share (the “Common Stock”) of China XD Plastics Company Limited, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 9 Dalian North Road, Haping Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang Province, People’s Republic of China.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Modified Plastics Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”) to disclose their direct or indirect beneficial ownership of the shares of Common Stock that would be issued upon conversion of 16,000,000 shares of Series D Junior Convertible Preferred Stock (the “Series D Preferred Stock”), par value $0.0001 per share of the Issuer (the “Preferred Shares”), at the initial conversion price of $6.25 per share and the shares of Common Stock held by MS Reporting Units (as defined in Item 5).  The Reporting Persons have entered into a joint filing agreement, dated as of September 30, 2011, a copy of which is attached hereto as Exhibit 99.1.

MS Parent is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The address of MS Parent’s principal business office is 1585 Broadway, New York, NY 10036.

The principal business of MS Holdings is acting as a nominee shareholder for domestic subsidiaries of MS Parent, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MS Inc is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MS LLC is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MS LP is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

CUSIP No. 63945X103	SC 13D	Page 12

The principal business of MS Employee is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MSPEA Holdings is investment holding, and the address of its principal business office is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1- 9005, Cayman Islands.

The principal business of MSPEA is investment holding, and the address of its principal business office is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1- 9005, Cayman Islands.

MS Holdings is a wholly owned subsidiary of MS Parent.  MS Inc is a wholly owned subsidiary of MS Holdings and is the managing member of MS LLC.  MS LLC is the general partner of both MS LP and MS Employee.  MS LP holds 92.13% of MSPEA Holdings and MS Employee holds 7.87% of MSPEA Holdings. MSPEA Holdings owns 100% of MSPEA.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described herein, pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), dated as of August 15, 2011, by and among the Issuer, MSPEA, XD. Engineering Plastics Company Limited, a company incorporated in the British Virgin Islands (“XD”) and Mr. Jie Han, the ultimate controlling stockholder of the Issuer (“Mr. Han”), MSPEA purchased the Preferred Shares for an aggregate purchase price of $100,000,000.  The closing of the transactions contemplated by the Securities Purchase Agreement (the “Closing”) occurred on September 28, 2011. MS LP and MS Employee provided internally generated funds to MSPEA to pay the purchase price for the Preferred Shares.  The funds provided by MS LP and MS Employee (through MSPEA Holdings) were obtained from capital contributions made by their respective partners and from available funds of such entities.  None of the individuals listed on Schedule A hereto has contributed any funds or other consideration towards the purchase of the Preferred Shares except insofar as they may have partnership or other interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

In addition to the Preferred Shares, MS Parent may be deemed to have indirect beneficial ownership of 60,877 shares of Common Stock which were acquired by affiliates of MS Parent in the ordinary course of business (the “Additional Shares”).  The funds for Additional Shares held in client accounts with respect to which MS Parent or a subsidiary of MS Parent or their employees have investment or voting discretion came from client funds.

CUSIP No. 63945X103	SC 13D	Page 13

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Preferred Shares for investment purposes.  MS Reporting Units acquired the Additional Shares in the ordinary course of business.  Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer (including, without limitation, XD and Mr. Han) and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Preferred Shares, purchasing Common Stock or other financial instruments of or related to the Issuer, converting the Preferred Shares or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following disclosure assumes that there are 47,628,367 shares of Common Stock outstanding as of August 10, 2011, as set forth in the Issuer’s Form 10-Q, dated August 15, 2011 (the “Quarterly Report”).  All calculations of beneficial ownership and of the number of shares of Common Stock issuable upon the conversion of the Preferred Shares are made using the number of shares of Common Stock outstanding as of August 10, 2011.

MS Reporting Units (as defined below) hold 60,877 Additional Shares, or 0.1% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by MS Reporting Units that they are the beneficial owners of any Common Stock held in any client accounts for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 16,000,000 shares of Common Stock beneficially owned by MSPEA, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, constitutes approximately 25.1% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than MSPEA to the extent of its pecuniary interest therein) that it is the beneficial owner of any shares of Common Stock issuable upon conversion of the Preferred Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Taken together, the Additional Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares held by MSPEA constitute approximately 25.2% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

In accordance with Securities and Exchange Commission (the “SEC”) Release No.  34-39538 (January 12, 1998) (the “Release”), this Statement reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS Parent and its subsidiaries and affiliates (collectively, “MS”).  This Statement does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.  The MS Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units.

MS Parent is filing this Statement in its capacity as a parent company of MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings, MSPEA and the MS Reporting Units described above.  The Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing of this Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A  hereto beneficially owns any shares of Common Stock.

Except as set forth in Item 3 above and as set forth in Schedule C incorporated herein by reference, none of the Reporting Persons, or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Common Stock during the past 60 days.

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares or the Common Stock issuable upon conversion of the Preferred Shares held by MSPEA.

Except as set forth in this Item 5 and except for clients of MS Parent who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, if any, held in their accounts, no person other than MS Parent is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Additional Shares.

CUSIP No. 63945X103	SC 13D	Page 14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Statement are incorporated herein by reference in their entirety.

Securities Purchase Agreement.  The Issuer, XD, Mr. Han and MSPEA entered into the Securities Purchase Agreement, pursuant to which MSPEA acquired 16,000,000 Preferred Shares of the Issuer for a total consideration of $100,000,000.  In accordance with the Certificate of Designation (as defined below), for so long as at least 12,800,000  (adjusted for any dilutive corporate actions) shares of Series D Preferred Stock remain outstanding, if MSPEA and its affiliates hold at least a majority of the shares of Series D Preferred Stock then outstanding, MSPEA has the right to designate two directors to serve on the Issuer's board of directors. If the number of outstanding shares of Series D Preferred Standing is less than 12,800,000 (adjusted for any dilutive corporate actions) but more than 1,600,000  (adjusted for any dilutive corporate actions), to the extent MSPEA and its affiliates hold at least a majority of the shares of Series D Preferred Stock then outstanding, MSPEA has the right to designate one director to serve on the Issuer's board of directors.  Mr. Eddy Huang and Mr. Jun Xu were appointed as directors of the Investor effective on September 28, 2011 as designees of MSPEA pursuant to the Certificate of Designation and the Securities Purchase Agreement.  If the Issuer fails to achieve an adjusted consolidated net income of RMB 360 million for fiscal year 2011, or RMB 520 million for fiscal year 2012 or RMB 800 million for fiscal year 2013, XD and Mr. Han agreed to transfer to MSPEA a certain number (the “Adjustment Number”) of shares of Common Stock at par value of the Common Stock pursuant to an agreed formula as described in the Securities Purchase Agreement. The same economic consequence of such share transfer can also be achieved, at MSPEA’s discretion, by the issuance and sale of the Adjustment Number of shares of Common Stock by the Company to MSPEA, in which case the Company will simultaneously redeem at par value the Adjustment Number of shares of Common Stock from XD and/or Mr. Han (subject to certain restriction on the actual redemption date).  In no event shall the total number of shares of Common Stock held by MSPEA as a result of the share adjustment arrangement as described above and the number of shares of Common Stock held by MSPEA immediately after the Closing on a fully-diluted basis exceed 33% of the total number of shares of Common Stock of the Issuer on a fully-diluted basis as of the Closing. MSPEA will have the right to purchase, subject to certain customary exceptions, on a pro rata and as-converted basis, prior to any third party, any securities of any type or class of the Issuer to be issued by the Issuer on the same terms and conditions as proposed to the third party. MSPEA may not transfer its rights or obligations under the Securities Purchase Agreement to any person (other than its affiliates) without the Issuer’s prior written consent.  XD entered into a pledge agreement (the “Pledge Agreement”) with MSPEA as described below.  XD and Mr. Han entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with MSPEA as described below and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with MSPEA as described below.

Certificate of Designation.  In connection with the Securities Purchase Agreement, the board of directors of the Issuer approved and adopted the Certificate of Designation, Preferences and Rights of Series D Junior Convertible Preferred Stock (the “Certificate of Designation”).  Pursuant to the Certificate of Designation, the Series D Preferred Stock has a $0.0001 par value per share and the maximum number of shares of the Series D Preferred Stock is 20,000,000.  The Series D Preferred Stock is junior to the Series B Preferred Stock, par value $0.0001 per share, of the Issuer, and the Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer, and senior to the Common Stock and each other class or series of junior stock of the Issuer created after the Closing.  MSPEA also has a right to acquire any equity securities or other property granted, issued or sold pro rata to the holders of Common Stock on the same terms and on an as-converted basis.  At any time on or after January 1, 2012 but on or before the third anniversary of the original issuance date of the Series D Preferred Stock, MSPEA will have the right to convert any or all of the outstanding shares of Series D Preferred Stock held by it into such number of shares of Common Stock at the then applicable conversion price.  The initial conversion price is US$6.25 per share and is subject to customary anti-dilution adjustments for stock split, stock combination, issuance of shares of Common Stock as a dividend or distribution on shares of the Common Stock or mergers or reorganization.  At any time on or after the third anniversary of the original issuance date of the Series D Preferred Stock, if the Issuer has achieved an adjusted consolidated net income of RMB360 million, RMB 520 million and RMB 800 million, respectively, for financial year 2011, 2012 and 2013, respectively, the Issuer will have the right to require MSPEA to convert any outstanding share of Series D Preferred Stock held by it into shares of Common Stock at the then applicable conversion price.

CUSIP No. 63945X103	SC 13D	Page 15

MSPEA as the holder of the Preferred Shares has the right to vote together with the Common Stock on an as-converted basis.  In addition, for as long as 1,600,000 (adjusted for any dilutive corporate actions) shares of Series D Preferred Stock remain outstanding, the Issuer may not take the following actions without the consent of the holders of the majority of the shares of the Series D Preferred Stock then outstanding, voting as a separate class:

●
authorize, issue, increase, redeem or repurchase any class or series of stock, or any other equity securities, of the Issuer or any subsidiary of the Issuer, or the listing or delisting of any equity securities of the Issuer or any subsidiary of the Issuer, or engage any underwriter or financial advisor for such purposes;

●
declare, pay or set apart for payment any dividend or distribution on the shares of junior stock or parity stock or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any shares of junior stock or parity stock or any equity securities exercisable for or convertible into any shares of junior stock or parity stock whether in cash, obligations or shares of the Issuer or other property, or permit any corporation or other entity directly or indirectly controlled by the Issuer to purchase or redeem any shares of junior stock or parity stock or any such equity securities;

●
amend terms of any existing equity securities of the Issuer, the articles of incorporation or bylaws of the Issuer or any charter documents of any of its subsidiaries in a manner so as to adversely affect the holders of the Series D Preferred Stock, or the Certificate of Designation;

●	authorize or effect any stock dividend, forward stock split, combination or other similar changes with respect to the Issuer or any of its subsidiary;

●	reclassify the outstanding securities of the Issuer or any of its subsidiaries;

●	enter into any agreement or other arrangement that could, directly or indirectly, preclude or restrict the Issuer from complying with any of its obligations under the Certificate of Designation; and

●	enter into any agreement or other arrangement that would directly or indirectly constitute any “material event.”

Holders of Series D Preferred Stock have the right to designate two directors to serve on the Issuer’s board of directors so long as at least 12,800,000 (adjusted for any dilutive corporate actions) shares of Series D Preferred Stock are outstanding, and one director to serve on the Issuer’s board of directors if the number of shares of outstanding Series D Preferred Stock at such time is less than 12,800,000 (adjusted for any dilutive corporate actions) but more than 1,600,000 (adjusted for any dilutive corporate actions).

CUSIP No. 63945X103	SC 13D	Page 16

Each holder of shares of Series D Preferred Stock has the right to require the Issuer to redeem all or a portion of the outstanding shares of the Series D Preferred Stock at a price that will yield a 15% internal rate of return to such holder (assuming the holder acquired such shares on the original date of issuance of such share at $6.25 per share) upon the occurrence of the following events: (i) the failure of the Issuer to achieve an adjusted consolidated net income of RMB360 million for fiscal year 2011, or RMB468 million for fiscal year 2012, or RMB608 million for fiscal year 2013, (ii) a breach by the Issuer, XD or Mr. Han of any representation, warranty, covenant or other agreement in any transaction document that (A) in the case of a breach of a covenant or agreement that is curable, has remained uncured for 30 days after notice and (B) has had or could reasonably be expected to have a material adverse impact on (x) the business, operations, properties, financial position (including any material increase in provisions), earnings or condition of the Issuer and its subsidiaries taken as a whole, or (y) the value, marketability or liquidity of the Series D Preferred Stock taking into account any remedies already sought and received in connection with such breach, (iii) the commencement by the Issuer or any of its subsidiaries of any bankruptcy, insolvency, reorganization or other similar applicable law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Issuer or such subsidiary to the entry of a decree or order for relief in respect of the Issuer or any of its subsidiaries in an involuntary case, or (iv) the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar officials of the Issuer or any of its subsidiaries for the winding up or liquidation of its affairs.

If MSPEA holds any shares of Series D Preferred Stock that remain outstanding on the third anniversary of the original issuance date of the Series D Preferred Stock, MSPEA shall require the Issuer to redeem each share of Series D Preferred Stock it holds in cash at a price that will yield a 15% internal rate of return for MSPEA on the consideration paid for such shares.

If the Issuer declares, pays or sets apart for payment any dividend or makes any distribution on any shares of Common Stock or junior stock, then at the time of such dividend or distribution the Issuer shall simultaneously pay a dividend or distribution on each outstanding share of the Series D Preferred Stock in an amount equal to the product of (i) the dividend or distribution payable on each share of Common Stock or junior stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series D Preferred Stock.

Stockholders’ Agreement.  MSPEA, XD and Mr. Han entered into the Stockholders’ Agreement, which provides for (i) restrictions on transfer or encumbrance of shares of Common Stock currently owned by XD and Mr. Han, (ii) certain tag-along right of MSPEA with respect to transfers by XD or Mr. Han of the Issuer’s equity securities held by XD or Mr. Han that may result in a change of control of the Issuer, (iii) obligation of XD and Mr. Han to make certain payments to MSPEA, if the Issuer does not pay the applicable full amount of the voluntary or mandatory redemption price to MSPEA within 6 months after the relevant redemption date pursuant to the Certificate of Designation, so that MSPEA will receive the applicable full amount of the voluntary or mandatory redemption price, (iv) agreement of XD and Mr. Han to transfer shares of Common Stock, pay relevant price or take other means to transfer the economic interest to MSPEA, if any provision of the Certificate of Designation is not enforceable or alleged to be unenforceable by any person or entity, to the effect that MSPEA will enjoy the full economic benefit under the Certificate of Designation as if such unenforceability or alleged unenforceability had not occurred, and (v) the right of MSPEA to purchase certain number of shares of Common Stock from XD and/or Mr. Han at par value if the Issuer issues or sells any shares of Common Stock or other equity securities (other than certain customary exempted issuances), at a price per share of Common Stock, or in the case other equity securities convertible or exchangeable into shares of Common Stock, at a conversion or exercisable price less than the then effective conversion price of the Series D Preferred Stock (in each case, the “New Issuance Price”) so that MSPEA will be put in the same economic position as if the conversion price of the Series D Preferred Stock is lowered to be equal to the New Issuance Price.

Registration Rights Agreement.  In connection with the Securities Purchase Agreement, MSPEA and the Issuer entered into the Registration Rights Agreement.  The Registration Rights Agreement provides for registration under the Securities Act of 1933, as amended, under various circumstances, of the shares of Common Stock issued upon conversion of the Preferred Shares or transferred or issued to MSPEA, whether by the Issuer, Mr. Han or XD in accordance with the transaction documents.  The Issuer agreed to provide demand, underwritten offering and piggy-back registration rights with respect to such shares of Common Stock.

Pledge Agreement.  MSPEA and XD entered into the Pledge Agreement, pursuant to which XD granted a security interest to MSPEA in 16,000,000 shares of Common Stock currently owned by XD.  The shares of Common Stock owned by XD serve as collateral for the performance of the obligations of XD and Mr. Han under the transaction documents.

This Item 6 (and other Items of this Statement) does not provide complete descriptions of the Securities Purchase Agreement, Registration Rights Agreement, Stockholders’ Agreement, Certificate of Designation and Pledge Agreement, and such descriptions are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

CUSIP No. 63945X103	SC 13D	Page 17

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1         Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated September 30, 2011 (filed herewith)

Exhibit 99.2         Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 15, 2011)

Exhibit 99.3         Stockholders’ Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 15, 2011)

Exhibit 99.4         Certificate of Designation (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 15, 2011)

Exhibit 99.5         Pledge Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 15, 2011)

Exhibit 99.6         Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 15, 2011)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board

*James P. Gorman1	President and Chief Executive Officer

*Roy J. Bostock	Director

*Erskine B. Bowles	Director

*Howard J. Davies2	Director

*James H. Hance, Jr.	Director

*C. Robert Kidder	Chairman, Chrysler Group LLC

*Donald T. Nicolaisen	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*James W. Owens	Director

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Ryosuke Tamakoshi3	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Masaaki Tanaka4	Senior Managing Executive Officer and Chief Executive Officer for the Americas of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley

Francis P. Barron	Executive Vice President and Chief Legal Officer

SCHEDULE A

Kenneth M. deRegt	Global Head of Fixed Income Sales and Trading (excluding Commodities)

Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management

Keishi Hotsuki5	Chief Risk Officer

Colm Kelleher6	Executive Vice President and Co-President of Institutional Securities

Ruth Porat	Executive Vice President and Chief Financial Officer

James A. Rosenthal	Executive Vice President and Chief Operating Officer

Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – Japan
4  Citizenship – Japan
5  Citizenship – Japan
6  Dual citizenship – England and Ireland
*  Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President

Louis A. Palladino, Jr.	Vice President

Walter E. Rein	Vice President

Arthur J. Lev	Director and Vice President

Ella D. Cohen	Vice President

Marc Cozzolino	Vice President

Anita Rios	Treasurer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Vice President and Assistant Treasurer	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Jennifer M. Cattier	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020

Seendy Fouron	Vice President and Assistant Secretary	1221 Avenue of the Americas New York, New York 10020

Dariusz Garbowski	Vice President	1 New York Plaza New York, New York 10004

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036

SCHEDULE A

Walter E. Rein	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Edwin van Keulen*	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

* Citizenship – Dutch

SCHEDULE A

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, LLC

The sole member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS  OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Alan Jones	Director	1585 Broadway, New York, New York 10036, United States

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326, United States

Edwin van Keulen*	Treasurer	1633 Broadway, New York, New York 10019 United States

Christopher H. Norris	Vice President	201 Plaza Two, Jersey City, New Jersey 07311, United States

* Citizenship – Dutch

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA MODIFIED PLASTICS HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Modified Plastics Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Modified Plastics Holding Limited.

Name	Title	Address

Alan Jones	Director	1585 Broadway New York, New York 10036, United States

Hsuan-Chin Chou	Director	40th Floor, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326, United States

Edwin van Keulen*	Treasurer	1633 Broadway, New York, New York 10019 United States

* Citizenship – Dutch

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. Incorporated (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004.  Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million.  Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(b) On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that Morgan Stanley entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006.  In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests.  The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery.  FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure.  In the settlement, Morgan Stanley neither admitted nor denied these findings.  The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan Stanley.  In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

SCHEDULE B

(c) Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds.  In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003.  Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(d) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(e) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of Morgan Stanley’s financing, purchase and securitization of certain subprime residential mortgages.  The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.   Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK OF THE ISSUER
DURING THE PAST 60 DAYS

The following table sets forth transactions in shares of Common Stock of the Issuer by the MS Reporting Units whose beneficial ownership is aggregated with that of the Reporting Persons for purposes of this Statement.  Except as noted below, all of the transactions were effected in the ordinary course of business as principal, in the open market on the NASDAQ Stock Exchange and other exchanges, or through one of Morgan Stanley’s Alternative Trading Systems.

Trade Date	Purchase (P)/ Sale (S)	Price	Quantity
07/28/2011	S	$4.265	200
08/02/2011	P	$4.13	100
08/05/2011	S	$3.91	100
08/05/2011	S	$3.79	100
08/05/2011	P	$3.635	400
08/08/2011	S	$3.49	100
08/08/2011	S	$3.50	100
08/08/2011	P	$3.445	200
08/10/2011	P	$3.205	200
08/11/2011	P	$3.21	100
08/12/2011	P	$3.27	100
08/15/2011	S	$4.75	200
08/17/2011	S	$4.945	400
08/17/2011	S	$4.95	97

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 30, 2011

MORGAN STANLEY

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Harvey Bertram Mogenson
	Name:	Harvey Bertram Mogenson
	Title:	Director / President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

[Signature Page to Schedule 13D]

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	Sole Director

MSPEA MODIFIED PLASTICS HOLDING LIMITED

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	Sole Director

[Signature Page to Schedule 13D]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated September 30, 2011